Advantest Corporation (FY2013)
(Before Correction)
FY2013 Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Year ended March 31, 2014)
(Unaudited)

April 24, 2014
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 25, 2014
Dividend Payable Date (as planned)	:	June 3, 2014
Annual Report Filing Date (as planned)	:	June 26, 2014
Financial Results Supplemental Materials	:	Yes
Financial Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2013  (April 1, 2013 through March 31, 2014)
(1)	Consolidated Financial Results
(% changes as compared with the  previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2013	111,878	(15.8)	(36,286)	－	(35,418)	－	(35,475)	－
FY2012	132,903	(5.8)	80	(90.5)	(1,293)	－	(3,821)	－
(Note) Comprehensive income (loss): FY2013 (Y) (23,220) million (-%); FY2012  (Y) 11,824 million (-%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted		Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income (loss) to net sales
		Yen		Yen	%	%	%
FY2013	(203.72)		(203.72)		(27.5)	(15.6)	(32.4)
FY2012	(22.03)		(22.03)		(2.8)	(0.6)	0.1
(Reference) Equity in earnings (loss) of affiliated company: FY2013 (Y) 22 million; FY2012 (Y) (35) million

(2)	Consolidated Financial Position
	Total assets	Net assets	Stockholders’ Equity	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	Million yen	%	Yen
FY2013	229,921	116,317	116,317	50.6	667.73
FY2012	225,515	141,241	141,241	62.6	812.70

(3)	Consolidated Cash Flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2013	(3,588)	(4,899)	27,202	68,997
FY2012	(2,215)	(11,498)	(2,914)	45,668

Advantest Corporation (FY2013)
2. Dividends
	Dividend per share					Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen	Million yen	%	%
FY2012	－	10.00	－	10.00	20.00	3,473	－	2.5
FY2013	－	10.00	－	5.00	15.00	2,613	－	2.0
FY2014 (forecast)	－	5.00	－	5.00	10.00	N/A	23.2	N/A

3. Projected Results for FY2014 (April 1, 2014 through March 31, 2015)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2014 Q2 (Cumulative term)	－	－	－	－	－	－	－	－	－
FY2014	145,000	29.6	10,000	－	10,000	－	7,500	－	43.05
(Note) Advantest doesn’t  report projected results for FY2014 Q2 (cumulative term).

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1) Changes based on revisions of accounting standard : Yes
2) Changes other than 1) above : No
(Note) Please see “(Note 3) Significant Accounting Policies” on page 15 for details.

(3)	Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2013 199,566,770 shares; FY2012  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
FY2013  25,368,828 shares; FY2012  25,773,688 shares.
3) Average number of outstanding stock for each period:
FY2013 174,134,457 shares; FY2012 173,478,054 shares.

Status of Audit Procedures
This consolidated financial results report is not subject to audit procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, audit procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2013)

Contents

1.	Business Results			P. 5
	(1)	Analysis of Business Results		P. 5
	(2)	Analysis of Financial Condition		P . 7
	(3)	Basic Policy on Distribution of Profits and Distribution for FY2013 and Distribution Forecast for FY2014		P. 8
2.	Management Policy			P. 9
	(1)	Advantest’s Basic Management Policy		P. 9
	(2)	Target Financial Index		P. 9
	(3)	Mid-to-Long-Term Business Strategy and Issues to be Addressed		P. 9
3.	Consolidated Financial Statements and Other Information			P.10
	(1)	Consolidated Balance Sheets (Unaudited)		P.10
	(2)	Consolidated Statements of Operations (Unaudited)		P.12
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)		P.13
	(4)	Consolidated Statements of Stockholders’ Equity (Unaudited)		P.14
	(5)	Consolidated Statements of Cash Flows (Unaudited)		P.15
	(6)	Notes to the Consolidated Financial Statements		P.16
		(Note 1)	Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements	P.16
		(Note 2)	Notes on Going Concern	P.16
		(Note 3)	Significant Accounting Policies	P.16
		(Note 4)	Reclassifications	P.17
		(Note 5)	Segment Information	P.18
		(Note 6)	Per Share Information	P.19
		(Note 7)	Significant Subsequent Events	P.19

Advantest Corporation (FY2013)

1.  Business Results
 (1) Analysis of Business Results
1)	Consolidated Financial Results of FY2013 (April 1, 2013 through March 31, 2014)
 (in billion yen)
	FY2012	FY2013	As compared to the previous fiscal year increase (decrease)
Orders received	125.7	127.4	1.3%
Net sales	132.9	111.9	(15.8%)
Operating income (loss)	0.1	(36.3)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(1.3)	(35.4)	－
Net income (loss)	(3.8)	(35.5)	－
The world economy during Advantest’s FY2013 settled into a path of gradual recovery despite lacking robustness.  In Japan, Abenomics continued to catalyze economic rebound, while in the U.S., consumer spending and private-sector investments supported ongoing recovery. European economies continued to stagnate overall, but showed signs of future recovery.  The growth rates of emerging economies, led by China, slowed compared to prior years, but they continued to provide vital underpinning for global economic performance.
The semiconductor industry saw robust investment flows into advanced technologies, but a lack of strong demand for key end-products, such as PCs and smartphones, that drives semiconductor production volumes led manufacturers to continue to hold off on investing to expand their production capacities. In Advantest’s core line of semiconductor test equipment, difficult business climate prevailed as a result of significant constraints in investments since last summer, particularly in the non-memory sector.
Amid these challenging conditions, Advantest strove to improve profitability, resulting in expansion of orders received to (Y) 127.4 billion (a 1.3% increase in comparison to the previous fiscal year). However, net sales decreased to (Y) 111.9 billion (a 15.8% decrease in comparison to the previous fiscal year). From an earnings perspective, in addition to the decline in net sales, the increase in costs denominated in foreign currency due to continuing depreciation of the yen, and recording inventory valuation losses of (Y) 4.0 billion and impairment losses for long-lived assets of (Y) 13.5 billion in the third quarter, both  due to changes in the business environment, resulted in an operating loss of (Y) 36.3 billion, a loss before income taxes and equity in earnings of affiliated company of (Y) 35.4 billion, and a net loss of (Y) 35.5 billion. The percentage of net sales from overseas customers was 89.1%, compared to 89.4% in the previous fiscal year.

Conditions of business segments are described below.

Advantest Corporation (FY2013)

<Semiconductor and Component Test System Segment>
(in billion yen)
	FY2012	FY2013	As compared to the previous fiscal year increase (decrease)
Orders received	92.8	82.2	(11.4%)
Net sales	101.1	73.0	(27.8%)
Operating income (loss)	11.0	(26.7)	－
In the Semiconductor and Component Test System segment, as demand for DRAM and NAND flash memory devices continued to firm up, memory test systems benefited from customers’ continuing appetite for capacity expansion, which drove increased demand for new test systems. However, non-memory test systems continued to face adverse conditions due to prolonged production volume corrections and inventory adjustments by suppliers of logic semiconductors for PCs and high-end smartphones—the key demand drivers in this sector.
As a result of the above, orders received was (Y) 82.2 billion (an 11.4% decrease in comparison to the previous fiscal year) and net sales were (Y) 73.0 billion (a 27.8% decrease in comparison to the previous fiscal year). In addition to decreased net sales, inventory valuation losses of (Y) 3.7 billion and impairment losses for long-lived assets of (Y) 12.8 billion recorded in the third quarter were factors that caused an operating loss of (Y) 26.7 billion.

< Mechatronics System Segment＞
(in billion yen)
	FY2012	FY2013	As compared to the previous fiscal year increase (decrease)
Orders received	13.0	19.2	47.3%
Net sales	13.7	15.0	9.7%
Operating income (loss)	(4.6)	(5.1)	－
In the Mechatronics System segment, strong customer interest in the new nanotechnology products, and successful cultivation of new customers for device interfaces, helped to grow net sales and orders despite an overall deterioration of conditions in the semiconductor test equipment market.
As a result of the above, orders received was (Y) 19.2 billion (a 47.3% increase in comparison to the previous fiscal year) and net sales were (Y) 15.0 billion (a 9.7% increase in comparison to the previous fiscal year). However, inventory valuation losses of (Y) 0.1 billion and impairment losses for long-lived assets of (Y) 0.7 billion recorded in the third quarter resulted in an operating loss of (Y) 5.1 billion.

<Services, Support and Others Segment>
(in billion yen)
	FY2012	FY2013	As compared to the previous fiscal year increase (decrease)
Orders received	20.7	26.3	27.0%
Net sales	20.1	24.2	20.3%
Operating income	0.8	3.0	288.7%

Advantest Corporation (FY2013)

In the Services, Support and Others segment, ongoing efforts to improve the profitability of the segment led to successes such as an increased number of annual maintenance contracts. Some of the new businesses also contributed to net sales.
As a result of the above, orders received was (Y) 26.3 billion (a 27.0% increase in comparison to the previous　fiscal year), net sales were (Y) 24.2 billion (a 20.3% increase in comparison to the previous fiscal year), and operating income was (Y) 3.0 billion (a 288.7% increase in comparison to the previous fiscal year).

2)	Prospects for the Upcoming Fiscal Year
The semiconductor test equipment market, where Advantest’s business is rooted, was plagued by sharp decrease in demand from mid-2013 through the end of the calendar year, but it saw a recovery in demand towards the end of FY2013.  Advantest expects its business environment in FY2014 to improve due to  an accelerating trend by manufacturers to expand their fleets of test systems stimulated by the spread of smartphones in China and plans by several large semiconductor manufacturers to produce microscopic or three-dimensional semiconductors. Furthermore, this favorable business environment is expected to provide opportunities to improve net sales in the semiconductor test peripherals business and new businesses, each of which Advantest has bolstered over the last several years.
Based on this outlook, Advantest will seek higher earnings by capitalizing on growing demand and continuing to reduce costs.
For FY2014, Advantest forecasts net sales of (Y) 145.0 billion, operating income of (Y) 10.0 billion and net income of (Y) 7.5 billion. These forecasts are based on foreign exchange rates of 105 Yen to the US dollar and 140 Yen to the Euro.

(2) Analysis of Financial Condition
Total assets at the end of FY2013 amounted to (Y) 229.9 billion, an increase of (Y) 4.4 billion compared to the previous fiscal year, primarily due to an increase of (Y) 23.3 billion in cash and cash equivalents and a decrease of (Y) 12.3 billion and (Y) 6.5 billion in intangible assets and trade accounts receivable, respectively. The amount of total liabilities was (Y) 113.6 billion, an increase of (Y) 29.3 billion compared to the previous fiscal year, due to an increase of (Y) 30.1 billion in convertible bonds. Stockholders’ equity was (Y) 116.3 billion. Equity to assets ratio was 50.6%, a decrease of 12.0 percentage points from the previous fiscal year.

(Cash Flow Condition)
Cash and cash equivalents at the end of FY2013 were (Y) 69.0 billion, an increase of (Y) 23.3 billion from the previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 3.6 billion (net cash outflow of (Y) 2.2 billion in FY2012). This amount was primarily attributable to the net loss of (Y) 35.5 billion offset by a decrease of (Y) 7.9 billion and (Y) 2.8 billion in trade accounts receivable and inventories and adjustments of non cash items such as depreciation, amortization and impairment charge.
Net cash used in investing activities was (Y) 4.9 billion (net cash outflow of (Y) 11.5 billion in FY2012). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 5.7 billion, acquisition of a subsidiary of (Y) 1.3 billion and offset by proceeds from sale of available-for-sale securities of (Y) 2.4 billion.
Net cash provided by financing activities was (Y) 27.2 billion (net cash outflow of (Y) 2.9 billion in FY2012). This amount was primarily attributable to proceeds from issuance of convertible bonds in the amount of (Y) 30.2 billion and offset by dividends paid of (Y) 3.5 billion.

Advantest Corporation (FY2013)

The following table illustrates the historical movements of certain cash flow indexes:
	FY2009	FY2010	FY2011	FY2012	FY2013
Stockholders’ equity ratio (%)	79.6	76.6	60.0	62.6	50.6
Stockholders’ equity ratio based on market prices (%)	221.5	144.0	103.1	103.7	84.6
Debt to annual cash flow ratio (%)	－	－	203.2	－	－
Interest coverage ratio (times)	－	－	80.6	－	－
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)	1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on quoted market price as of fiscal year end, and issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.
5. Debt to annual cash flow ratio and interest coverage ratio of FY2012 and FY2013 are not presented because of the net cash outflow incurred for these years.

(3) Basic Policy on Distribution of Profits and Distribution for FY2013 and Distribution Forecast for FY2014
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest plans to repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided to distribute a year-end dividend of (Y) 5 consistent with the revised dividends forecast which was announced on January 28, 2014 based on the above-mentioned basic policy on distribution of profits, with a payment date of June 3, 2014. Since Advantest paid an interim dividend of (Y) 10 on December 2, 2013, the total dividend per share for the fiscal year will be (Y) 15.
Advantest plans to distribute an interim dividend of (Y) 5 per share, a year-end dividend of (Y) 5 per share and annual total dividend of (Y) 10 per share.

Advantest Corporation (FY2013)

2. Management Policy

(1) Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2) Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA® (Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*“EVA®” is a registered trademark of Stern Stewart & Co.

(3) Mid-to-Long-Term Business Strategy and Issues to be Addressed
While maintaining the core competence in measurement technologies cultivated through decades of research and development, Advantest will strive to enhance its corporate value through two structural reforms that take into account its levels of profitability and losses over the last few years.
The first reform aims to reduce risks associated with market decline by improving its cost structure. Specifically, Advantest expects to improve its ability to generate profit even during market downturns by optimizing payroll costs by streamlining the workforce, globally integrating basic information systems, consolidating offices to improve work efficiency and improving the cost ratio to lower the break-even point.
The second reform aims to develop a business structure that can achieve consistent growth by aggressively expanding the business in other growing markets. While maintaining and improving its competitiveness in the semiconductor test equipment market to secure stable profits, Advantest aims to strengthen its profit base by enhancing its presence in the semiconductor test peripherals market, such as device interfaces and services, and developing new businesses such as nanotechnology products.
In order to accelerate these structural reforms, Advantest expects to further the swift reallocation of human resources dedicated to the above-mentioned other growing markets while taking into consideration its financial condition and efficiency.

Advantest Corporation (FY2013)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2013	March 31, 2014

Current assets:
Cash and cash equivalents	¥45,668	68,997
Trade receivables, net	26,953	20,404
Inventories	31,849	30,200
Other current assets	8,319	5,095

Total current assets	112,789	124,696

Investment securities	5,923	3,741
Property, plant and equipment, net	41,368	40,113
Intangible assets, net	15,833	3,545
Goodwill	41,670	46,846
Other assets	7,932	10,980

Total assets	¥225,515	229,921

Advantest Corporation (FY2013)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2013	March 31, 2014

Current liabilities:
Trade accounts payable	¥10,380	12,353
Accrued expenses	7,910	6,775
Income taxes payable	1,436	1,089
Accrued warranty expenses	1,889	1,589
Customer prepayments	3,198	2,488
Other current liabilities	3,087	2,313

Total current liabilities	27,900	26,607

Corporate bonds	25,000	25,000
Convertible bonds	—	30,149
Accrued pension and severance costs	26,785	28,641
Other liabilities	4,589	3,207

Total liabilities	84,274	113,604

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,801	43,906
Retained earnings	170,626	130,805
Accumulated other comprehensive income (loss)	(6,929)	5,326
Treasury stock	(97,620)	(96,083)

Total stockholders’ equity	141,241	116,317

Total liabilities and stockholders’ equity	¥225,515	229,921

Advantest Corporation (FY2013)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2013	March 31, 2014

Net sales	¥132,903	111,878
Cost of sales	63,983	62,545

Gross profit	68,920	49,333

Research and development expenses	33,062	32,670
Selling, general and administrative expenses	35,778	39,881
Impairment charge	—	13,068

Operating income (loss)	80	(36,286)

Other income (expense):
Interest and dividend income	213	199
Interest expense	(132)	(140)
Gain on sale of investment securities	388	1,396
Impairment losses on investment securities	(400)	—
Other, net	(1,442)	(587)

Total other income (expense)	(1,373)	868

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(1,293)	(35,418)

Income taxes (benefit)	2,493	79
Equity in earnings (loss) of affiliated company	(35)	22

Net income (loss)	¥(3,821)	(35,475)

	Yen
	Year ended	Year ended
	March 31, 2013	March 31, 2014

Net income (loss) per share:
Basic	¥(22.03)	(203.72)
Diluted	(22.03)	(203.72)

Advantest Corporation (FY2013)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2013	March 31, 2014

Comprehensive income (loss)
Net income (loss)	¥(3,821)	(35,475)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	17,250	12,555
Net unrealized gains (losses) on investment securities	174	(642)
Pension related adjustments	(1,779)	342

Total other comprehensive income	15,645	12,255

Total comprehensive income (loss)	¥11,824	(23,220)

Advantest Corporation (FY2013)

(4) Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2013	March 31, 2014
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	42,280	42,801
Changes in the year
Stock option compensation expense	861	1,283
Exercise of stock options	(340)	(178)
Total changes in the year	521	1,105
Balance at end of year	42,801	43,906
Retained earnings
Balance at beginning of year	179,081	170,626
Changes in the year
Net income (loss)	(3,821)	(35,475)
Cash dividends	(3,468)	(3,480)
Reissuance of treasury stock	(1,166)	(866)
Total changes in the year	(8,455)	(39,821)
Balance at end of year	170,626	130,805
Accumulated other comprehensive income (loss)
Balance at beginning of year	(22,574)	(6,929)
Changes in the year
Other comprehensive income, net of tax	15,645	12,255
Balance at end of year	(6,929)	5,326
Treasury stock
Balance at beginning of year	(99,598)	(97,620)
Changes in the year
Purchases of treasury stock	(1)	(2)
Reissuance of treasury stock	1,979	1,539
Total changes in the year	1,978	1,537
Balance at end of year	(97,620)	(96,083)
Total stockholders’ equity
Balance at beginning of year	131,552	141,241
Changes in the year
Net income (loss)	(3,821)	(35,475)
Other comprehensive income, net of tax	15,645	12,255
Cash dividends	(3,468)	(3,480)
Stock option compensation expense	861	1,283
Exercise of stock options	(340)	(178)
Purchases of treasury stock	(1)	(2)
Reissuance of treasury stock	813	673
Total changes in the year	9,689	(24,924)
Balance at end of year	¥141,241	116,317

Advantest Corporation (FY2013)

(5) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2013	March 31, 2014

Cash flows from operating activities:
Net income (loss)	¥(3,821)	(35,475)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,063	8,268
Deferred income taxes	693	(1,879)
Stock option compensation expense	861	1,283
Impairment losses on investment securities	400	-
Gain on sale of investment securities	(388)	(1,396)
Impairment charge	-	13,495
Changes in assets and liabilities:
Trade receivables	(1,004)	7,891
Inventories	(566)	2,806
Trade accounts payable	(6,475)	1,114
Accrued expenses	(4,529)	(1,376)
Income taxes payable	677	(424)
Accrued warranty expenses	(302)	(348)
Customer prepayments	611	(966)
Accrued pension and severance costs	841	998
Other	2,724	2,421

Net cash provided by (used in) operating activities	(2,215)	(3,588)

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	287	2,354
Acquisition of subsidiary, net of cash acquired	-	(1,273)
Proceeds from distribution of equity method investee	-	135
Proceeds from sale of property, plant and equipment	32	379
Purchases of property, plant and equipment	(11,386)	(5,699)
Purchases of intangible assets	(443)	(830)
Other	12	35

Net cash provided by (used in) investing activities	(11,498)	(4,899)

Cash flows from financing activities:
Increase (decrease) in short term debt	(25,000)	-
Proceeds from issuance of corporate bonds	25,000	-
Proceeds from issuance of convertible bonds	-	30,150
Dividends paid	(3,460)	(3,474)
Other	546	526

Net cash provided by (used in) financing activities	(2,914)	27,202

Net effect of exchange rate changes on cash and cash equivalents	4,077	4,614

Net change in cash and cash equivalents	(12,550)	23,329

Cash and cash equivalents at beginning of year	58,218	45,668

Cash and cash equivalents at end of year	¥45,668	68,997

Advantest Corporation (FY2013)

(6) Notes to the Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation (or the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the consolidated financial statements to present them in conformity with U.S.GAAP.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Principles of Consolidation
Advantest’s consolidated financial statements include financial statements of the Company and its subsidiaries, all of which are wholly-owned.  Investment in an affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method.  All significant intercompany balances and transactions have been eliminated in consolidation.

(Note 2) Notes on Going Concern: None

(Note 3) Significant Accounting Policies
(Accounting Changes)
In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

(Note 4) Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2014.

Advantest Corporation (FY2013)

(Note 5) Segment Information

1. Business Segment Information

	Yen (Millions)
	Year ended March 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥99,719	13,107	20,077	－	132,903
Inter-segment sales	1,400	546	－	(1,946)	－
Net sales	101,119	13,653	20,077	(1,946)	132,903
Depreciation and amortization	3,423	486	3,690	464	8,063
Operating income (loss) before stock option compensation expense	10,956	(4,614)	775	(6,176)	941
Adjustment:
Stock option compensation expense					861
Operating income (loss)					¥80
Expenditures for additions to long-lived assets	3,530	4,565	4,356	141	12,592
Total assets	99,168	18,242	36,065	72,040	225,515

	Yen (Millions)
	Year ended March 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥72,760	14,967	24,151	－	111,878
Inter-segment sales	257	17	－	(274)	－
Net sales	73,017	14,984	24,151	(274)	111,878
Impairment charge	12,770	725	－	－	13,495
Depreciation and amortization	3,711	411	3,716	430	8,268
Operating income (loss) before stock option compensation expense	(26,724)	(5,063)	3,012	(6,228)	(35,003)
Adjustment:
Stock option compensation expense					1,283
Operating income (loss)					¥(36,286)
Expenditures for additions to long-lived assets	2,099	1,562	1,826	327	5,814
Total assets	80,564	19,423	38,046	91,888	229,921

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.
3.	Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.
4.
Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2013)

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Year ended March 31, 2013	Year ended March 31, 2014

Japan	¥14,045	12,221
Americas	20,583	10,720
Europe	9,061	7,276
Asia	89,214	81,661

Total	¥132,903	111,878

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., Republic of Costa Rica
(2) Europe	Israel, Germany
(3) Asia	Taiwan, South Korea, China, Singapore

(Note 6) Per Share Information

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31:

	Yen (millions) except per share data
	Year ended March 31, 2013	Year ended March 31, 2014
Numerator:
Net income (loss)	(3,821)	(35,475)

Denominator
Basic weighted average shares of common stock outstanding	173,478,054	174,134,457
Dilutive effect of exercise of stock options	-	-

Diluted weighted average shares of common stock outstanding	173,478,054	174,134,457

Basic net income (loss) per share	(22.03)	(203.72)
Diluted net income (loss) per share	(22.03)	(203.72)

At March 31, 2013 and 2014, Advantest had outstanding stock options into 5,704,699 and 7,094,339 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income (loss)  per share but could potentially dilute net income (loss) per share in future periods.

(Note 7) Significant Subsequent Events: None